Exhibit 99.5

MITEL NETWORKS
CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)

FOR THE SIX DAY PERIOD ENDED APRIL 30, 2005, and the FISCAL YEARS ENDED APRIL 24, 2005 and April 25, 2004

(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Mitel Networks Corporation:

We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2005, April 24, 2005 and April 25, 2004 and the related consolidated statements of operations, shareholders’ deficiency and cash flows for each of the years in the three year period ended April 24, 2005 and six day period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2005, April 24, 2005 and April 25, 2004, and the results of their operations and cash flows for each of the years in the three year period ended April 24, 2005 and six day period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Ottawa, Canada	Deloitte & Touche LLP
June 14, 2005	Independent Registered Chartered Accountants

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2005	April 24, 2005	April 25, 2004

ASSETS

Current assets:
Cash and cash equivalents	$46.6	$9.7	$26.7
Restricted cash	1.0	—	0.9
Accounts receivable (net of allowance of $3.0, $3.0, and $2.7, respectively)	66.9	71.1	76.5
Due from related parties	0.7	0.7	0.3
Inventories	17.4	17.1	14.5
Deferred tax asset	—	—	1.5
Income tax receivable	1.4	1.4	—
Other receivables	12.7	12.3	8.3
Prepaid expenses and other assets	15.7	14.9	13.0

	162.4	127.2	141.7

Long-term receivables	0.4	0.4	0.3
Property and equipment	20.6	20.9	20.3
Goodwill	6.0	6.2	5.6
Intangible and other assets	5.9	1.9	1.5

	$195.3	$156.6	$169.4

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Bank indebtedness	$1.2	$15.8	$7.1
Accounts payable and accrued liabilities	55.8	53.6	46.0
Income and other taxes payable	2.2	2.2	5.3
Deferred revenue	25.9	25.5	27.0
Due to related parties	14.0	15.9	13.7
Current portion of long-term debt	2.8	2.8	4.1

	101.9	115.8	103.2

Long-term debt	11.8	11.8	10.8
Long-term portion of lease termination obligations	8.3	8.4	4.7
Convertible notes	46.6	—	—
Derivative instruments	37.4	38.0	29.2
Pension liability	25.1	25.4	24.8

	231.1	199.4	172.7

Commitments and contingencies

Redeemable common shares, without par value : 10,000,000 shares authorized; issued and outstanding at April 30, 2005, April 24, 2005 and April 25, 2004	18.2	18.2	17.8
Convertible, redeemable preferred shares, without par value – unlimited shares authorized; issued and outstanding: Series A: 20,000,000 shares at April 30, 2005, April 24, 2005 and April 25, 2004; Series B: 67,789,300, 67,789,300 and 67,060,988 shares at April 30, 2005, April 24, 2005 and April 25, 2004, respectively	39.1	39.0	33.5

	57.3	57.2	51.3

Shareholders’ deficiency:
Common shares, without par value – unlimited shares authorized: 107,149,933, 107,149,933 and 101,782,757 Issued and outstanding as of April 30, 2005, April 24, 2005 and April 25, 2004, respectively	187.6	187.6	184.8
Warrants	47.9	40.2	29.8
Deferred stock-based compensation	(0.4)	(0.4)	(0.2)
Accumulated deficit	(304.0)	(302.3)	(247.1)
Accumulated other comprehensive loss	(24.2)	(25.1)	(21.9)

	(93.1)	(100.0)	(54.6)

	$195.3	$156.6	$169.4

APPROVED BY THE BOARD

, Director

, Director

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Six Days Ended	Years Ended
	April 30, 2005	April 24, 2005	April 25, 2004	April 27, 2003

Revenues:
Products	$1.8	$232.5	$230.9	$256.8
Services	1.4	109.7	109.8	95.4

	3.2	342.2	340.7	352.2

Cost of revenues:
Products	1.7	152.4	147.6	167.1
Services	0.7	60.8	55.3	58.3

	2.4	213.2	202.9	225.4

Gross margin	0.8	129.0	137.8	126.8

Expenses:
Selling, general and administrative	1.8	114.9	111.4	114.9
Research and development	0.7	41.4	36.2	41.2
Special charges	—	10.6	11.7	13.7
Loss on sale of manufacturing operations	—	3.4	0.6	—
Amortization of acquired intangibles	—	—	0.2	29.1

	2.5	170.3	160.1	198.9

Operating loss	(1.7)	(41.3)	(22.3)	(72.1)

Interest expense	—	(2.6)	(4.3)	(4.2)
Mark to market adjustment on derivatives	(0.1)	(5.3)	—	—
Beneficial conversion feature on convertible debentures	—	—	(3.1)	—
Other income (expense), net	0.2	0.4	(0.6)	3.3

Loss before income taxes	(1.6)	(48.8)	(30.3)	(73.0)

Current income tax expense (recovery)	—	0.8	2.0	(2.9)
Deferred income tax recovery	—	—	(1.7)	—

Net loss	$(1.6)	$(49.6)	$(30.6)	$(70.1)

Net loss per common share:
Basic and diluted	$(0.02)	$(0.49)	$(0.26)	$(0.63)

Weighted-average number of common shares outstanding
Basic and diluted	113,847,268	113,792,829	127,831,211	113,109,751

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(in millions of US dollars, except share amounts)

						Accumulated	Total
				Deferred		Other	Shareholders’
	Common Shares			Stock-based	Accumulated	Comprehensive	Equity
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	(Deficiency)

Balances at April 28, 2002	96,924,924	$167.5	$—	$(0.5)	$(147.0)	$(0.3)	$19.7

Common shares issued:
Acquisition of intellectual property from related party	4,555,169	14.8	—	—	—	—	14.8
Professional services received	10,487	0.1	—	—	—	—	0.1
Exercise of stock options	3,966	—	—	—	—	—	—
Common share issue costs	—	(0.4)	—	—	—	—	(0.4)
Share purchase loan repayments	—	1.7	—	—	—	—	1.7
Shares repurchased	(94,333)	(0.3)	—	—	—	—	(0.3)
Accretion of interest on redeemable shares	—	—	—	—	(1.1)	—	(1.1)
Stock-based dividends	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	0.1	—	—	0.1
Issuance of warrants	—	—	17.6	—	—	—	17.6

	101,400,213	183.4	17.6	(0.4)	(148.1)	(0.3)	52.2

Net loss					(70.1)		(70.1)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(2.6)	(2.6)
Minimum pension liability adjustments	—	—	—	—	—	(16.5)	(16.5)

Comprehensive loss	—	—	—	—	(70.1)	(19.1)	(89.2)

Balances at April 27, 2003	101,400,213	$183.4	$17.6	$(0.4)	$(218.2)	$(19.4)	$(37.0)

Common shares issued:
Conversion of convertible debentures	5,445,775	8.3	—	—	—	—	8.3
Conversion of related party loans	20,448,875	31.0	—	—	—	—	31.0
Professional services received	33,591	0.1	—	—	—	—	0.1
Exercise of stock options	5,950	—	—	—	—	—	—
Reallocation of share issue costs to convertible, redeemable preferred shares	—	0.3	—	—	—	—	0.3
Exchange of common shares for convertible, redeemable preferred shares	(25,530,494)	(38.7)	—	—	—	—	(38.7)
Share purchase loan repayments	—	0.4	—	—	—	—	0.4
Shares repurchased	(21,153)	(0.1)	—	—	—	—	(0.1)
Beneficial conversion feature on Series A preferred shares	—	—	—	—	1.4	—	1.4
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Stock-based dividends	—	0.1	—	—	(0.1)	—	—
Issuance of warrants	—	—	12.2	—	—	—	12.2
Amortization of deferred stock-based compensation	—	—	—	0.2	—	—	0.2
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(1.3)	—	(1.3)
Beneficial conversion feature on convertible debentures	—	—	—	—	3.1	—	3.1

	101,782,757	184.8	29.8	(0.2)	(216.5)	(19.4)	(21.5)

Net loss	—	—	—	—	(30.6)	—	(30.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(6.0)	(6.0)
Minimum pension liability adjustments	—	—	—	—	—	3.5	3.5

Comprehensive loss	—	—	—	—	(30.6)	(2.5)	(33.1)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY (continued)
(in millions of US dollars, except share amounts)

						Accumulated	Total
				Deferred		Other	Shareholders’
	Common Shares			Stock-based	Accumulated	Comprehensive	Equity
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	(Deficiency)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

Common shares issued:
Cash and employee loans	5,601,870	4.6	—	—	—	—	4.6
Professional services received	153,616	0.1	—	—	—	—	0.1
Exchange of common shares for Series B convertible, redeemable preferred shares	(364,156)	(0.5)	—	—	—	—	(0.5)
Common share issue costs	—	(0.3)	—	—	—	—	(0.3)
Share purchase loans	—	(1.3)	—	—	—	—	(1.3)
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(24,154)	—	—	—	—	—	—
Issuance of warrants	—	—	10.4	—	—	—	10.4
Amortization of deferred stock-based compensation	—	—	—	(0.2)	—	—	(0.2)
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.6)	—	(5.6)

	107,149,933	187.6	40.2	(0.4)	(252.7)	(21.9)	(47.2)

Net loss	—	—	—	—	(49.6)	—	(49.6)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(5.6)	(5.6)
Minimum pension liability adjustments	—	—	—	—	—	2.4	2.4

Comprehensive loss	—	—	—	—	(49.6)	(3.2)	(52.8)

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

Issuance of warrants	—	—	7.7	—	—	—	7.7
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(0.1)	—	(0.1)

	107,149,933	187.6	47.9	(0.4)	(302.4)	(25.1)	(92.4)

Net loss	—	—	—	—	(1.6)	—	(1.6)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	0.9	0.9

Comprehensive loss	—	—	—	—	(1.6)	0.9	(0.7)

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Six Days Ended	Year Ended
	April 30, 2005	April 24, 2005	April 25, 2004	April 27, 2003

CASH PROVIDED BY (USED IN)

Operating activities:
Net loss	$(1.6)	$(49.6)	$(30.6)	$(70.1)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	0.2	8.9	11.8	42.6
Fair value adjustment on derivative instruments	0.1	5.3	—	—
Beneficial conversion feature on convertible debentures	—	—	3.1	—
Stock-based compensation	—	—	0.2	0.2
Increase in deferred income taxes	—	—	(1.5)	—
Change in pension liability	—	0.9	1.6	—
Special charges	—	—	0.3	2.7
Loss on sale of manufacturing operations	—	3.4	0.6	—
Loss on sale of property and equipment	—	—	0.1	0.2
Unrealized foreign exchange gain	(0.9)	(2.0)	(2.9)	(1.4)
Non-cash movements in provisions	—	5.5	5.1	8.9
Change in non-cash operating assets and liabilities, net	1.0	(4.2)	23.0	5.0

Net cash provided by (used in) operating activities	(1.2)	(31.8)	10.8	(11.9)

Investing activities:
Additions to capital and intangible assets	(0.1)	(4.5)	(3.7)	(4.2)
(Increase) decrease in restricted cash	(1.0)	0.9	—	—
Proceeds from repayment of related party notes receivable	—	—	—	5.3
Realized foreign exchange loss on hedging activities	—	(8.4)	(6.7)	(4.2)
Realized foreign exchange gain on hedging activities	—	6.2	4.1	2.9

Net cash used in investing activities	(1.1)	(5.8)	(6.3)	(0.2)

Financing activities:
(Repayment of) proceeds from bank indebtedness	(14.6)	8.9	(19.0)	(10.6)
Debt issue costs	(0.4)	—	—	(0.3)
Proceeds from issuance of convertible notes	54.3	—	—	—
Proceeds from issuance of convertible, redeemable preferred shares	—	—	15.0	—
Proceeds from related party loans payable	—	—	—	23.5
Repayment of related party loans payable	—	—	(1.0)	(3.2)
Repayment of capital lease liabilities	—	(1.2)	(0.8)	(0.6)
Proceeds from long-term debt	—	—	—	1.4
Repayment of long-term debt	—	(3.2)	(4.4)	(3.3)
Proceeds from issuance of warrants	—	12.4	9.8	15.9
Proceeds from issuance of convertible debentures	—	—	—	6.4
Proceeds from issuance of common shares	—	2.4	0.1	—
Proceeds from repayments of employee share purchase loans	—	1.1	0.4	1.7
Share issue costs	—	(0.3)	(2.1)	(0.4)

Net cash provided by (used in) financing activities	39.3	20.1	(2.0)	30.5

Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.5	1.9	0.3

Increase (decrease) in cash and cash equivalents	36.9	(17.0)	4.4	18.7

Cash and cash equivalents, beginning of period	9.7	26.7	22.3	3.6

Cash and cash equivalents, end of period	$46.6	$9.7	$26.7	$22.3

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)

1.	NATURE OF OPERATIONS

Mitel Networks Corporation (the “Company”) is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of collaboration, presence, speech recognition, mobility, unified messaging, and customer contact solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, retail, professional services and government segments, principally in the United States (“US”), Europe, Middle East and Africa, Canada, the Asia/Pacific region and Latin America regions.

2.	BACKGROUND AND BASIS OF PRESENTATION

The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets and subsidiaries of the Communications Systems Division (the “Division”) of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation.

3.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with US generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.

Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

a)	Fiscal Year End

On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April, to April 30. The selection of the last Sunday in April as the Company’s fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. The change in the fiscal year end will allow the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period (“Transition Period”) from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.

b)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

c)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill impairment, and the valuation of stock options, shares, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

d)	Reporting Currency and Foreign Currency Translation

Reporting Currency

During Fiscal 2004, the Company adopted the US dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to US dollars in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 52, Foreign Currency Translation. Income statement balances were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders’ deficiency balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing these consolidated financial statements.

Foreign Currency Translation

The financial statements of the parent company and its subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of the Company’s foreign operations are translated from foreign currencies into US dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at weighted-average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders’ deficiency until there is a reduction in the net investment in a foreign operation.

Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any subsidiary, are translated to the local currency at the exchange rates in effect at the balance sheet date, and transactions included in earnings are translated at weighted-average exchange rates during the period. Exchange gains and losses resulting from the translation of these accounts are included in other income (expense), net, in the Consolidated Statements of Operations.

e)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.

Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.

Indirect channels

The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company’s resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

Direct channels

The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

f)	Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.

g)	Restricted Cash

Restricted cash generally represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.

h)	Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. The Company regularly reviews accounts receivable and uses judgment to assess the collectibility of specific accounts and based on this assessment, an allowance is maintained for those accounts that are deemed to be uncollectible. For the remaining amounts that are not specifically identified as being uncollectible, an allowance is estimated based on the aging of the accounts, the Company’s historical collection experience, and other currently available evidence.

i)	Securitizations and Transfers of Financial Instruments

The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. These transfers are accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions are recognized as other expenses at the date of the receivables sale, and are dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management’s best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. A servicing liability is recognized on the date of the transfer and amortized to income over the expected life of the transferred receivables. As of April 30, 2005, April 24, 2005 and April 25, 2004, there were no securitized receivables outstanding.

j)	Inventories

Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

k)	Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

l)	Goodwill and Intangible Assets

Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.

m)	Derivative Financial Instruments

The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other income (expense), net, in the Consolidated Statements of Operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

As explained in Note 21, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

In addition, the make whole premium on the convertible notes and the redemption rights upon a fundamental change as described further in Note 17, qualify as a derivative, which will be marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

n)	Income Taxes

Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

o)	Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.

p)	Defined Benefit Pension Plan

Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The Company periodically assesses, and adjusts as necessary, the minimum pension liability recorded on the Consolidated Balance Sheet to equal the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets.

The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the company, based upon its long-term plans for such increases.

The company uses a March 31 measurement date for its defined benefit pension plan.

q)	Stock-Based Compensation Plan

The Company has a stock-based compensation plan described in Note 23. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company’s stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted-average assumptions:

	6 Days Ended	Year Ended
	April 30,	April 24,	April 25,	April 27,
	2005	2005	2004	2003

Net loss available to common shareholders, as reported (Note 23)	$(1.7)	$(55.2)	$(33.4)	$(71.2)
Estimated additional stock-based compensation	—	(1.5)	(1.6)	(2.1)

Pro forma net loss available to common shareholders	(1.7)	(56.7)	(35.0)	(73.3)

Net loss per share, as reported – basic and diluted	$(0.02)	$(0.49)	$(0.26)	$(0.63)
Pro forma net loss per share – basic and diluted	$(0.02)	$(0.50)	$(0.27)	$(0.65)

Risk-free interest rate	3.8%	3.8%	3.7%	4.1%
Dividends	0%	0%	0%	0%
Expected life of the options	5 years	5 years	5 years	5 years

Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.

r)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

s)	Other Comprehensive Loss

Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, and minimum pension liability adjustments.

t)	Advertising Costs

The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded in selling, general and administrative expenses. The Company incurred $0.2, $9.4, $8.1 and $7.5 in advertising costs during the Transition Period, Fiscal 2005, 2004 and 2003, respectively.

u)	Product Warranties

The Company’s product warranties are generally for one year but can be extended up to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

v)	Recent Accounting Pronouncements

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 154 and has not yet fully determined the impact, if any, on the consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which revises SFAS 123 and supercedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The statement is effective for the Company as of the beginning of the first annual reporting period starting after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 123(R) and has not yet fully determined the impact, if any, on the consolidated financial statements. The stock-based employee compensation expense required to be disclosed under the existing SFAS 123 is disclosed in Note 3 (q).

In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the consolidated financial statements.

In September 2004, the EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings (loss) per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings (loss) per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact, if any, on the Company’s diluted earnings (loss) per share.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for the Company’s classification in the financial statements of instruments that have characteristics of both liabilities and equity. Specifically, mandatorily redeemable financial instruments, which embody an unconditional obligation requiring the issuer to redeem the instrument, are required to be recorded as liabilities in the financial statements. Financial instruments that embody a conditional obligation to redeem the instrument upon an event that is not certain to occur will become mandatorily redeemable, and therefore classified as a liability, if the event occurs, the condition is resolved, or the event becomes certain to occur. The adoption of this standard may affect the classification of the Company’s redeemable common and preferred shares, which are currently classified between the liabilities section and the equity section of the Consolidated Balance Sheet. On adoption of the standards, these instruments will have to be assessed at each reporting date to determine whether redemption of the instruments is no longer conditional. An assessment that redemption of the shares is unconditional will require that the shares be reclassified within liabilities as “Shares Subject to Mandatory Redemption” and related accreted interest recorded as interest expense in the Consolidated Statement of Operations on a prospective basis with no restatement of prior periods presented. Under FSP 150-3, the implementation of SFAS 150 for non-public entities with respect to certain mandatorily redeemable preferred shares has been deferred indefinitely.

In January 2003 the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns, or both. The consolidation provisions of FIN 46(R) were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of the Company.

4.	RELATED PARTY TRANSACTIONS

Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations

On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest, for total net consideration of $5.0 in the form of long-term promissory notes receivable of $5.4 and promissory notes payable of $0.4. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $0.1 in Fiscal 2003. The promissory notes payable bore interest at LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with BreconRidge. As a result of the repayment in February 2003, there was no interest expense recorded in the Transition Period, Fiscal 2005 and Fiscal 2004 (Fiscal 2003 – insignificant). During Fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an additional expense of $3.4 (Fiscal 2004 - $0.6), was recorded in the Fiscal 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity.

In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement,

BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During the Transition Period and Fiscal 2005, the Company purchased $1.8 and $94.2, respectively, of products and services (2004 - $84.9; 2003 - $115.7) and sold $0.1 and $0.9, respectively, of raw material inventory (2004 - $2.7; 2003 - $6.4) under this agreement. As of April 30, 2005 and April 24, 2005, balances payable pursuant to this agreement amounted to $15.4 and $17.1, respectively, (2004 - $15.4) and balances receivable pursuant to this agreement amounted to $1.7 and $1.6, respectively (2004 - $1.7).

Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During the Transition Period and Fiscal 2005, manufacturing tools purchased from BreconRidge amounted to $nil and $0.2, respectively (2004 - $0.1; 2003 - $1.2).

On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During the Transition Period and Fiscal 2005, the Company provided services valued at $nil and $1.0, respectively, under these agreements (2004 - $3.3; 2003 - $4.7).

Leased properties

In March 2001 the Company and Mitel Research Park, a company controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“UK”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006 and the UK lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and BreconRidge.

See Note 18 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2005, April 24, 2005 and April 25, 2004, balances due to the company controlled by the Principal Shareholder and related to the lease agreement were insignificant.

Financing

During Fiscal 2003, the Company borrowed funds to finance its operations from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The loans bore interest at prime and the interest expense incurred on these related party loans amounted to $0.7 and $0.6 in Fiscal 2004 and 2003, respectively.

In October 2003, the entire carrying value of the demand loans of $31.0 was converted into 20,448,875 common shares of the Company at the then fair value of the common shares of CDN$2.00 per common share. The fair value of the common shares issued upon extinguishment of the loans was equal to the carrying value of the demand loans on the date of extinguishment, therefore no gain or loss resulted from the transaction. On April 23, 2004, all of the 20,448,875 common shares were then exchanged for 40,897,750 Series B Convertible, Redeemable Preferred Shares at the then fair value of CDN$1.00 per preferred share (see Note 21).

Research and development

From February 16, 2001 to November 1, 2002, the Company was party to a research and development arrangement with Mitel Knowledge Corporation, a company controlled by the Principal Shareholder, under which the Company received funding to perform research and development activities. During Fiscal 2003, the Company received $4.4 of research and development funding related to these agreements, which was recorded as a reduction of related expenses, and incurred royalty expenses. The agreement was terminated as of November 1, 2002, and for the Transition Period, Fiscal 2005, and Fiscal 2004 there were no amounts received or receivable under the agreement.

Other

In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During the Transition Period and Fiscal 2005, the Company purchased $nil and $0.4 of products and services, respectively, (2004 - $1.0; 2003 - $2.4) from March Networks and had an insignificant balance payable recorded in the due to related parties pursuant to this agreement at April 30, 2005, April 24, 2005 and April 25, 2004.

Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company’s business were insignificant in the Transition Period, and $0.4 and $1.2 respectively for the year ended April 24, 2005 (2004 - $0.3 and $0.7 respectively; 2003 - $0.9 and $0.5, respectively). The net balances payable as a result of these transactions were $nil and $0.3 as at April 30, 2005 and April 24, 2005 respectively (2004 - $0.2 receivable). In addition, in Fiscal 2003 certain of the Company’s directors and members of senior management purchased convertible debentures in an aggregate amount of $0.3. In Fiscal 2004 these convertible debentures were converted to common shares of the Company and later exchanged for Series B Convertible, Redeemable Preferred Shares, as described in Note 21.

5.	SPECIAL CHARGES

During Fiscal 2005 the Company recorded pre-tax special charges of $10.6. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 154 employees around the world, $1.3 of non-cancelable lease costs related to excess facilities, $0.9 of assets written off as a result of the Company’s discontinuation its the ASIC design program, and a reversal of prior year’s charges of $0.3. Payment of workforce reduction liabilities are expected to be completed within the next twelve months. The lease termination obligations incurred in prior fiscal years will be reduced over the remaining term of the leases, which range from one year to nine years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.

During Fiscal 2004, the Company implemented workforce reduction programs in an effort to realign spending levels with the lower sales volumes. Accordingly, pre-tax special charges of $11.7, net of reversals of prior year’s charges of $0.3, were recorded in Fiscal 2004. The components of the Fiscal 2004 charges include $8.5 of employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world, $3.2 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets. The lease termination obligation will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.

During Fiscal 2003, the Company executed restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $13.7, net of reversals of prior year’s charges of $2.2, were recorded in Fiscal 2003. The components of the Fiscal 2003 charges included $12.6 of employee severance and benefits associated with 265 terminated employees throughout the world, $3.0 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets.

The following table summarizes details of the Company’s special charges and related reserve during the Transition Period, Fiscal 2005 and Fiscal 2004:

		Lease
	Workforce	Termination	Assets Written
Description	Reduction	Obligation	Off	Legal Costs	Total

Balance of reserve as of April 27, 2003	$0.6	$2.6	$—	$—	$3.2

Fiscal 2004:
Charges	8.1	3.2	0.3	0.4	12.0
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(6.5)	(0.7)	—	—	(7.2)
Assets written off	—	—	(0.3)	—	(0.3)
Foreign currency impact	0.2	0.2	—	—	0.4

Balance of reserve as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8

Fiscal 2005:
Charges	8.7	1.3	0.9	—	10.9
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(8.9)	(1.2)	—	(0.4)	(10.5)
Assets written off	—	—	(0.9)	—	(0.9)
Foreign currency impact	0.4	0.3	—	—	0.7

Balance of reserve as of April 24, 2005	$2.0	$5.7	$—	$—	$7.7

Transition Period:
Charges	—	—	—	—	—
Adjustments	—	—	—	—	—
Cash payments	(0.2)	—	—	—	(0.2)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of reserve as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4

6.	SEGMENT INFORMATION

General description

The Company reports its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). The Solutions segment represents the Company’s core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company’s dealer and reseller network and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company’s direct sales offices throughout North America and the UK.

The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate research and development, general and administrative expenses (including marketing), amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in corporate and other in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measure to allocate resources and assess performance. Depreciation of property and equipment is allocated to each segment based on available segmented property and equipment information. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

Business segments

The following table sets forth information by business segment by period:

			Corporate
	Solutions	Services	and Other	Total

Transition Period

External revenue	$1.6	$1.6	$—	$3.2
Inter-segment revenue	0.1	—	(0.1)	—

Total revenue	1.7	1.6	(0.1)	3.2

Goodwill	3.5	2.5	—	6.0

Depreciation of property and equipment	0.1	—	0.1	0.2

Segment operating income (loss)	(0.8)	0.4	—	(0.4)
Corporate and unallocated shared expenses	—	—	(1.3)	(1.3)

Operating income (loss)	$(0.8)	$0.4	$(1.3)	$(1.7)

Fiscal 2005

External revenue	$180.9	$161.3	$—	$342.2
Inter-segment revenue	19.5	—	(19.5)	—

Total revenue	200.4	161.3	(19.5)	342.2

Goodwill	3.6	2.6	—	6.2

Depreciation of property and equipment	2.3	2.1	3.2	7.6

Segment operating income (loss)	18.1	40.2	—	58.3
Corporate and unallocated shared expenses	—	—	(89.0)	(89.0)
Stock-based compensation	—
Special charges			(10.6)	(10.6)

Operating income (loss)	$18.1	$40.2	$(99.6)	$(41.3)

Fiscal 2004

External revenue	$174.9	$165.8	$—	$340.7
Inter-segment revenue	27.5	—	(27.5)	—

Total revenue	202.4	165.8	(27.5)	340.7

Goodwill	3.3	2.3	—	5.6

Depreciation of property and equipment	2.7	3.7	4.4	10.8

Segment operating income (loss)	29.8	40.2	—	70.0
Corporate and unallocated shared expenses	—	—	(80.2)	(80.2)
Stock-based compensation	—	—	(0.2)	(0.2)
Special charges	—	—	(11.7)	(11.7)
Amortization of intangible assets			(0.2)	(0.2)

Operating income (loss)	$29.8	$40.2	$(92.3)	$(22.3)

Fiscal 2003

External revenue	$164.8	$187.4	$—	$352.2
Inter-segment revenue	30.0	—	(30.0)	—

Total revenue	194.8	187.4	(30.0)	352.2

Goodwill	3.1	2.1	—	5.2

Depreciation of property and equipment	4.6	3.0	5.1	12.7

Segment operating income (loss)	10.1	41.1	—	51.2
Corporate and unallocated shared expenses	—	—	(80.3)	(80.3)
Stock-based compensation	—	—	(0.2)	(0.2)
Special charges	—	—	(13.7)	(13.7)
Amortization of intangible assets	—	—	(29.1)	(29.1)

Operating income (loss)	$10.1	$41.1	$(123.3)	$(72.1)

Product information

The following table sets forth net sales for groups of similar products and services by period:

	Transition
	Period	2005	2004	2003

Products:
Platforms and desktop appliances	$1.4	$189.8	$191.9	$191.1
Applications	0.3	23.5	23.9	29.6
Other (1)	0.1	19.2	15.1	36.1

	1.8	232.5	230.9	256.8

Services:
Maintenance and support	1.2	95.0	94.5	83.4
Managed services	0.2	10.9	10.6	9.7
Professional services	—	3.8	4.7	2.3

	1.4	109.7	109.8	95.4

Total	$3.2	$342.2	$340.7	$352.2

(1)	Other products include mainly OEM products representing approximately five percent, four percent and eight percent of total revenue in Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

Geographic information

Revenues from external customers are attributed to geographic areas based on location of the customers. The following table sets forth external revenue by geographic areas:

	Transition
	Period	2005	2004	2003

Canada	$0.3	$26.5	$25.2	$25.1
United States	1.8	155.3	162.8	173.3
United Kingdom	1.0	127.3	124.2	126.0
Other foreign countries	0.1	33.1	28.5	27.8

	$3.2	$342.2	$340.7	$352.2

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2005			April 24, 2005
			Intangible			Intangible
	Property and		and Other	Property and		and Other
	Equipment	Goodwill	Assets	Equipment	Goodwill	Assets

Canada	$9.3	$3.6	$1.8	$9.5	$3.8	$1.9
United States	0.9	0.9	—	0.9	0.8	—
United Kingdom	10.1	1.5	—	10.2	1.6	—
Other foreign countries	0.3	—	—	0.3	—	—

	$20.6	$6.0	$1.8	$20.9	$6.2	$1.9

	April 25, 2004
			Intangible
	Property and		and Other
	Equipment	Goodwill	Assets

Canada	$6.2	$3.5	$1.5
United States	0.9	0.7	—
United Kingdom	12.9	1.4	—
Other foreign countries	0.3	—	—

	$20.3	$5.6	$1.5

Concentrations

The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the Transition Period or for the years ended April 24, 2005, April 25, 2004 and April 27, 2003.

As a result of the disposal of the manufacturing operations described in Note 4, BreconRidge exclusively manufactures substantially all of the Company’s Communications Solutions products at facilities located in Canada, the US and the UK. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2005 and April 24, 2005, there was excess inventory of $0.6, respectively (2004 - $1.0) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.

7.	SECURITIZATION OF ACCOUNTS RECEIVABLE

On April 16, 2004, the Company entered into a Receivables Purchase Agreement (the “Agreement”). Under the Agreement, the Company may sell up to $38.9 of non-interest bearing trade accounts receivable to an unaffiliated financial institution on a revolving basis. The Company retains an interest in the transferred accounts receivable equal to the amount of the required reserve amount and continues to service, administer and collect the pool of accounts receivable on behalf of the purchaser and receives a fee for performance of these services. The Company’s interest in collections is subordinated to the purchasers’ interest.

Effective December 1, 2004 the Company was not in compliance with certain covenants required under the terms of the facility and ceased to sell receivables into the facility. As of April 30, 2005 and April 24, 2005, the outstanding balance of the securitized receivables, the interest retained by the Company in the transferred receivables, and the servicing liability outstanding were all $nil.

For the Transition Period ended April 30, 2005, and years ended April 24, 2005 and April 25, 2004, the Company recognized a pre-tax loss of $nil and $0.3, and $nil respectively relating to the sale of receivables. There were no securitized receivables outstanding at the end of each of the three fiscal years.

The table below outlines the cash flows received from and paid to the securitization trust for the transition period ended April 30, 2005 and for the years ended April 24, 2005 and April 25, 2004:

	Six Days Ended	Year Ended April	Year Ended April
	April 30, 2005	24, 2005	25, 2004

Receipts
Receivables sold	$—	$64.8	$—
Less dilutions	—	(1.9)	—
Less loss on sale of receivables	—	(0.3)	—

Net proceeds on sale of receivables	—	62.6	—

Service revenue	—	0.3	—

Disbursements:
Funding of reserves	—	—	—
Fees	—	(0.4)	—

	$—	$62.5	$—

8.	OTHER RECEIVABLES

Included in other receivables is an amount of $9.1 and $9.4 as of April 30, 2005 and April 24, 2005, respectively, for unbilled accounts (2004 - $3.2).

9.	PREPAID EXPENSES AND OTHER ASSETS

Included in prepaid expenses and other assets is an amount of $7.9 as of April 30, 2005 and April 24, 2005 for assets used by the Company in the provision of maintenance and support services in its Customer Services segment (2004 - $8.2).

10.	INVENTORIES

	April 30,	April 24,	April 25,
	2005	2005	2004

Raw materials	$0.7	$0.7	$0.2
Finished goods	16.7	16.4	14.3

	$17.4	$17.1	$14.5

11.	PROPERTY AND EQUIPMENT

	April 30,	April 24,	April 25,
	2005	2005	2004

Cost:
Land	$0.6	$0.6	$0.6
Buildings	5.0	5.0	4.6
Equipment	61.0	61.6	55.0

	66.6	67.2	60.2

Less accumulated depreciation:
Buildings	0.4	0.4	0.2
Equipment	45.6	45.9	39.7

	46.0	46.3	39.9

	$20.6	$20.9	$20.3

As of April 30, 2005 and April 24, 2005, equipment included leased assets with cost of $2.9 and $2.9, respectively (2004 - $2.9) and accumulated depreciation of $0.4 and $0.4, respectively (2004 - $2.2) and equipment utilized in the provision of Managed Services (see Note 3(e)) with cost of $10.8 and $10.9, respectively (2004 - $11.6) and accumulated depreciation of $7.8 and $7.9, respectively (2004 - $7.2). Depreciation expense recorded in the Transition Period and Fiscal 2005 amounted to $0.2 and $7.6, respectively (2004 - $10.8; 2003 - $12.7).

12.	GOODWILL

	April 30,	April 24,	April 25,
	2005	2005	2004

Balance, beginning of the period	$6.2	$5.6	$5.2
Foreign currency impact	(0.2)	0.6	0.4

Balance, end of the period	$6.0	$6.2	$5.6

The Company has designated its third quarter as the date for the annual impairment test. The Company performed the required impairment tests of goodwill in Fiscal 2005 and Fiscal 2004 and based on these tests, goodwill is not considered to be impaired.

13.	INTANGIBLE AND OTHER ASSETS

	April 30,	April 24,	April 25,
	2005	2005	2004

Cost:
Patents, trademarks and other	$3.6	$3.5	$3.2
Deferred debt issue costs	3.9	—	—

	7.5	3.5	3.2

Less accumulated amortization:
Patents, trademarks and other	1.6	1.6	1.7
Deferred debt issue costs	—	—	—

	1.6	1.6	1.7

	$5.9	$1.9	$1.5

   Amortization of intangible and other assets was $nil, $0.7, $0.2 and $29.1 in each of the Transition Period, Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively. Deferred debt issue costs incurred during the Transition period will be amortized over 5 years of which $nil has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2005, over the next five years is as follows: FY06 - $1.5; FY07- $1.5; FY08 - $1.3; FY09 - $0.8 and FY10 - $0.8. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

14.	BANK INDEBTEDNESS

As of April 24, 2005, the Company had a 364 day revolving credit facility of $20.3 (CDN$25.0) that was repaid in full on April 27, 2005 and cancelled as at that date. The facility bore interest at the prime rate or US base rate plus 1.5 percent or LIBOR or Bankers’ Acceptances plus 2.5 percent, with interest payable monthly, and was secured by a general assignment of substantially all the Company’s accounts receivable and a general security interest in the remaining assets of the Company. The credit facility was also personally guaranteed by the Principal Shareholder. The credit facility was to mature on June 30, 2005 and contained certain restrictions and financial covenants. During the fiscal year ended April 24, 2005, the Company was not in compliance with certain of these financial covenants, however the bank provided a consent and waiver of the non-compliance of those financial covenants. As at year end April 24, 2005 and April 25, 2004, the Company was in compliance with these financial covenants. As of April 24, 2005, the Company had outstanding cash borrowings of $15.7 under this facility (2004 - $6.6) and $0.8 was committed under letter of credit arrangements (2004 - $1.0).

The Company’s UK subsidiary has a $1.9 (£1.0) overdraft facility bearing interest at the bank’s base rate plus 1.5%, with interest payable quarterly, and indemnity facilities totaling $5.7 (£3.0) available for letters of credit and other guarantees. At April 30, 2005 and April 24, 2005, $0.9 of the UK facilities was committed under letters of credit and other indemnities (2004 - $2.3). The U.K subsidiary also has additional available credit facilities of $2.0 (£ 3.8) of which $nil was borrowed at April 30, 2005 and April 24, 2005 (2004 - $nil). The overdraft facility is secured by a first legal charge over the subsidiary’s premises in the UK, a guarantee by the parent company, and a counter indemnity to cover the bond, guarantee and indemnity facility.

During Fiscal 2004 and 2003, the Company’s UK subsidiary had a $6.5 (£4.1) loan facility that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5 percent, which would decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least CDN$20.0 from an equity offering. The principal amount of the loan was payable on March 4, 2004 and interest payable quarterly starting in June 2003. The facility was secured by a general assignment of the Company’s account receivable and a general security interest in the remaining assets of the Canadian parent company and its two US wholly-owned subsidiaries. The loan facility contained certain restrictions and financial covenants. During Fiscal 2004, the Company repaid loans outstanding under the facility and the credit facility was cancelled.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 24,	April 25,
	2005	2005	2004

Trade payable	$14.9	$18.0	$11.8
Employee-related payables	11.1	9.3	9.6
Restructuring, warranty and other provisions	6.2	6.3	5.8
Other accrued liabilities	23.6	20.0	18.8

	$55.8	$53.6	$46.0

16. LONG-TERM DEBT

	April 30,	April 24,	April 25,
	2005	2005	2004

Capital leases, at interest rates varying from 5.6% to 11.8%, payable in monthly installments, with maturity dates ranging from 21 to 46 months, secured by the leased assets	$3.2	$3.2	$1.1

Chattel mortgage loan, bearing interest at 7.7%, payable in monthly installments, repaid in October 2004	—	—	1.6

Chattel mortgage loan, bearing interest at 6.3%, payable in monthly installments and due in April 2006, secured by certain UK equipment	0.6	0.6	1.0

Mortgage loan, bearing interest at 7.4% until December 2006, with an option to select a fixed or variable interest rate thereafter, payable in quarterly installments of $0.6 (£0.3) fixed until December 2006 with the balance due in December 2011, secured by the UK real estate properties	10.8	10.8	11.2

	14.6	14.6	14.9
Less: current portion	2.8	2.8	4.1

	$11.8	$11.8	$10.8

   Pursuant to the terms of the building mortgage agreement, the Company’s UK subsidiary must comply with certain financial covenants. At April 30, 2005, April 24, 2005 and April 25, 2004, the subsidiary was in compliance with these financial covenants.

Interest expense related to long-term debt, including obligations under capital leases, was insignificant in the Transition Period and $1.0 in Fiscal 2005 (2004 - $1.3; 2003 - $1.4). Future minimum lease payments as of April 30, 2005 under capital leases total $3.7 of which $1.1, $1.1, $1.0 and $0.5 relate to Fiscal years 2006 to 2009, respectively. Interest costs of $0.5 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2006 - $1.9; 2007 - $1.4; 2008 - $1.5; 2009 - $1.6; 2010 and beyond - $5.0.

17.	CONVERTIBLE NOTES

Senior Secured Convertible Notes

On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a fundamental change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2005 management has determined the fair value of the derivative instrument to be nominal.

At any time commencing on or after the later of (i) May 1, 2008 and (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company has the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. In the Event of Default, Holders of the notes may accelerate and require the Company to redeem all or any portion of the notes held including accrued and unpaid interest. Upon the occurrence of a Fundamental Change, the Company shall irrevocably offer to repurchase all or a portion of the note at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company’s assets, a purchase of more than 50% of the Company’s outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.

As a redemption upon the occurrence of a fundamental change, prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would be otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2005 management has assigned nominal value to the derivative instrument.

The Holders of the notes have no voting rights and all payments due under this note shall rank pari passu with all additional notes and, prior to the consummation of a Qualified IPO, shall not be subordinate to any indebtedness of the Company. The notes are secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.

In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 22. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $3.9 were incurred in connection with the financing transaction, and have been recorded as a deferred charge within the Intangible and Other Assets balance in the Consolidated Balance Sheet.

The following table summarizes the allocation of the convertible notes among its different elements:

April 30,
2005
Proceeds on issuance of convertible notes	$55.0
Less: amount allocated to warrants	(7.7)
Foreign currency impact	(0.7)

Carrying value of convertible debt	$46.6

Convertible Debentures

On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The maturity date of the convertible debentures was July 27, 2003 and was extended to October 31, 2003 during Fiscal 2004. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company were issued during the term, at an equivalent price per share, or (ii) if no such financing occurred during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of CDN$3.00 per share and the price per share determined by an independent valuation.

On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $8.3 was converted to 5,445,775 common shares of the Company at CDN$2.00 per common share. As the conversion price was lower than the fair market value of the Company’s common shares of CDN$2.75 per share on the commitment date (August 16, 2002), a beneficial conversion feature was triggered resulting in a non-cash expense of $3.1 recorded in the Fiscal 2004 Consolidated Statements of Operations.

In April 2004, 5,081,619 of the common shares issued upon conversion of the debentures were exchanged for 10,163,238 Series B Preferred Shares of the Company. During Fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders upon conversion were exchanged for 728,312 Series B preferred shares. As the Company determined that the fair value of the Series B preferred shares to be equivalent to the fair value of the common shares, there was no gain or loss recorded on the exchange.

18.	COMMITMENTS AND GUARANTEES

Operating leases

The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 4). Rental expense and income on operating leases were as follows:

	Transition
	Period	2005	2004	2003

Rental expense
Arms-length	$—	$8.3	$8.6	$9.9
Related party	0.1	5.9	6.7	6.0

Total	$0.1	$14.2	$15.3	$15.9

Rental income
Arms-length	$—	$0.6	$0.1	$1.2
Related party	—	3.6	4.3	3.7

Total	$—	$4.2	$4.4	$4.9

Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2006	$6.5	$7.0	$0.3	$3.0
2007	4.6	7.0	—	1.0
2008	3.8	7.0	—	—
2009	2.4	7.0	—	—
2010	1.6	7.0	—	—
Thereafter	5.4	7.0	—	—

Total	$24.3	$42.0	$0.3	$4.0

Capital expenditures

As of April 30, 2005, capital expenditure commitments to BreconRidge are $0.1 (2004 - $0.1).

Guarantees

The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):

Product warranties:

The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

	April 30,	April 24,	April 25,
	2005	2005	2004

Balance, beginning of period	$2.6	$2.1	$1.9
Warranty costs incurred	—	(1.0)	(0.7)
Warranties issued	—	1.0	0.4
Changes to accruals related to pre-existing warranties	—	0.5	0.5

Balance, end of period	$2.6	$2.6	$2.1

Intellectual property indemnification obligations:

The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.

Bid and performance related bonds:

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2005, April 24, 2005, and April 25, 2004 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2005 and April 24, 2005, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.4 and $5.3, respectively (2004 - $8.1).

19.	CONTINGENCIES

In October 2003 the Company was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleged liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. In October 2004, the Company reached an agreement with the complainants whereby the complaint was settled.

The Company is also party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.

20.	REDEEMABLE COMMON SHARES

Pursuant to the amended shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006, Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of CDN$2.85 per common share. Accordingly, the common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $1.3 and $1.3 (2004 - $0.9) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 30, 2005 and April 24, 2005. The accreted amount is recorded as an increase in accumulated deficit.

On April 23, 2004 another shareholder holding 4,000,000 redeemable common shares of the Company reached an agreement with the Company whereby all 4,000,000 redeemable common shares were exchanged for 16,000,000 Series B Convertible Redeemable Preferred Shares of the Company at their then fair value of CDN$1.00 per preferred share. As a result of the exchange the carrying value of the redeemable common shares of $12.5, including accreted interest, was reclassified from redeemable common shares to convertible, redeemable preferred shares, all within the mezzanine section of the Consolidated Balance Sheets.

The following table summarizes the changes in redeemable common shares during the years presented:

	April 30,	April 24,	April 25,
	2005	2005	2004

Balance, beginning of the period	$18.2	$17.8	$29.0
Interest accreted during the period	—	0.4	1.3
Exchange of redeemable common shares, including accreted interest, for Series B preferred shares	—	—	(12.5)

Balance, end of period	$18.2	$18.2	$17.8

21.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

Series A Preferred Shares

On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of CDN$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 22, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of CDN$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and is recorded as a component of shareholders’ deficiency.

The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 30, 2005, April 24, 2005 and April 25, 2004. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.

The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of CDN$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of CDN$1.00 per preferred share divided by the fair market value of a common share on the date of conversion iii) if the shares are converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders will receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price. As the fair market value of the common shares into which the Series A Preferred Shares were convertible was greater than the effective conversion price for accounting purposes, determined based on the gross proceeds less the fair value of the warrants on the date of issuance, a deemed dividend for this excess of $1.4 was recorded as an increase in the net loss attributable to common shareholders.

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CDN$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of CDN$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 30, 2005, April 24, 2005 and April 25, 2004 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at CDN$1.00 per share.

As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $8.6 and $8.7 as of April 30, 2005 and April 24, 2005 (April 24, 2004 - $6.7), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For the Transition Period, Fiscal 2005 and Fiscal 2004, the amount of accreted interest was insignificant, $1.2 and insignificant, respectively.

Series B Preferred Shares

On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Class B Series 1 Convertible and Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at CDN$1.00 per preferred share. During Fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders (refer to Note 20) upon conversion were exchanged for 728,312 Series B preferred shares.

The Series B Preferred Shares carry the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.

The Series B Preferred Shares carry the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CDN$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 30, 2005, April 24, 2005 and April 25, 2004 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at CDN$1.00 per share.

As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $28.8 and $29.3 as of April 30, 2005 and April 24, 2005 (April 25, 2004 - $22.5) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For the Transition Period, Fiscal 2005 and Fiscal 2004, the amount of accreted interest was $0.1, $4.0 and insignificant, respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.

The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Fiscal 2004
Convertible, redeemable preferred shares (all net of share issue costs):
Issued for cash	$13.5	$—	$13.5
Issued in exchange for common shares	—	37.8	37.8
Issued in exchange for redeemable common shares	—	10.3	10.3
Less: amount allocated to warrants	(1.0)	—	(1.0)
Less: amount allocated to derivative instrument	(6.7)	(22.5)	(29.2)
Beneficial conversion feature on Series A preferred shares	(1.4)	—	(1.4)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	1.4	—	1.4
Accreted interest on redeemable common shares exchanged for Series B preferred shares	—	2.1	2.1

Carrying value as of April 25, 2004	$5.8	$27.7	$33.5

Fiscal 2005
Issued in exchange for common shares	—	0.5	0.5
Less: amount allocated to derivative instrument	—	(0.2)	(0.2)
Accreted interest	1.2	4.0	5.2

Carrying value as of April 24, 2005	$7.0	$32.0	$39.0

Transition Period
Accreted interest	—	0.1	0.1

Carrying value as of April 30, 2005	$7.0	$32.1	$39.1

22.	WARRANTS

The following table outlines the carrying value of warrants outstanding as of April 30, 2005, April 24, 2005 and April 25, 2004:

	April 30,	April 24,	April 25,
	2005	2005	2004

i) Warrants issued/issuable in connection with government funding Balance at beginning of the period	$39.1	$28.7	$17.6
Government funding received in period – warrants issued	—	1.9	2.4
Government funding received in period–- no warrants issued	—	7.2	5.5
Accrued government funding receivable – no warrants issued	—	1.3	3.2

Balance at end of the period	39.1	39.1	28.7

ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0	1.0

iii) Warrants issued to financing agent	0.1	0.1	0.1

iv) Warrants issued in connection with Senior Secured Convertible Notes	7.7	—	—

Total warrants outstanding	$47.9	$40.2	$29.8

i) During Fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to CDN$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2003, 2004 and 2005 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During Fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of CDN$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during Fiscal 2004, and the remaining 2,381,834 relate to funding received during Fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the remaining $8.5 of government funding received and receivable during Fiscal 2005 will be issued in September 2005 according to the terms of the agreement.

ii) In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at CDN$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends.

iii) In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at CDN$1.00 per share and have a five year life.

iv) As described in Note 17, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.

23.	SHARE CAPITAL

The Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the preferred shares are described further in Note 21 of these financial statements.

During Fiscal 2005, the Company issued 153,616 shares (2004 – 33,591; 2003 – 10,487) for total consideration of $0.1 (2004 — $0.1; 2003 - $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

Equity offerings

During Fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at CDN$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $14.6, of which $8.8 was received in cash and $5.9 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during Fiscal 2003 and reinstated during Fiscal 2004.

As of April 30, 2005 and April 24, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively (2004 – $0.3), were recorded against shareholders’ deficiency.

Share Purchase Loans

As part of the Fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing US employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-US employees were provided with the ability to acquire shares under similar terms and conditions. As of April 30, 2005 and April 24, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively (2004 - $0.3) were recorded against shareholders’ deficiency.

Stock Option Plan

In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 30, 2005 and April 24, 2005 were 6,543,751 and 6,519,998 options, respectively (2004 – 20,517,736).

On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options were granted to the participating employees on July 26, 2004. The new options vest in four equal installments commencing one year from the date of grant, and have an exercise price of CDN$1.00 per share, the fair value of the Company’s common stock on the date of grant.

Following is a summary of the Company’s stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Transition Period		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding options:
Balance, beginning of period:	18,480,002	$1.20	4,482,264	$2.77
Granted	—	$—	15,220,873	$0.81
Exercised	—	$—	—	$—
Forfeited	(15,153)	$1.69	(725,856)	$1.54
Expired	(8,600)	$2.96	(497,279)	$2.84
Cancelled	—	$—	—	$—

Balance, end of period:	18,456,249	$1.19	18,480,002	$1.22

Number of options exercisable	3,102,973	$2.78	3,017,863	$2.82

Weighted average fair value of options granted during the period using the minimum value option pricing model		$—		$0.15

	2004		2003
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding options:
Balance, beginning of period:	16,037,154	$2.59	16,873,299	$2.48
Granted	1,337,087	$1.76	1,406,900	$1.94
Exercised	(5,950)	$2.57	(3,695)	$2.59
Forfeited	(1,527,436)	$2.58	(1,774,572)	$2.52
Expired	(985,289)	$2.69	(464,778)	$2.48
Cancelled	(10,373,302)	$2.51	—	$—

Balance, end of period:	4,482,264	$2.50	16,037,154	$2.42

Number of options exercisable	2,462,636	$2.59	6,787,640	$2.44

Weighted average fair value of options granted during the year using the minimum value option pricing model		$0.29		$0.41

A summary of options outstanding as of April 24, 2005 and April 30, 2005 is as follows:

	April 24, 2005
	Total outstanding		Total exercisable
		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number of	Contractual	Number of	Contractual
Exercise Price	Options	Life	Options	Life

$0.81	14,611,295	4.4 years	3,000	4.3 years
$1.62	182,874	3.6 years	46,367	3.6 years
$2.23	749,750	2.7 years	327,875	2.6 years
$2.84	2,088,997	0.9 years	2,087,497	0.9 years
$3.24	847,086	1.7 years	553,124	1.7 years

	18,480,002		3,017,863

	April 30, 2005
	Total outstanding		Total exercisable
		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number of	Contractual	Number of	Contractual
Exercise Price	Options	Life	Options	Life

$0.80	14,599,055	4.4 years	3,000	4.2 years
$1.59	182,311	3.6 years	46,367	3.6 years
$2.19	749,750	2.7 years	327,875	2.6 years
$2.78	2,082,647	0.9 years	2,081,147	0.9 years
$3.18	842,486	1.7 years	644,584	1.7 years

	18,456,249		3,102,973

     Earnings (loss) per share

     The following table sets forth the computation of basic and diluted loss per share:

	Transition
	Period	2005	2004	2003

Net loss, as reported	$(1.6)	$(49.6)	$(30.6)	$(70.1)
Stock-based dividend	—	—	(0.1)	—
Accreted interest on redeemable shares	(0.1)	(5.6)	(1.3)	(1.1)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	(1.4)	—

Net loss available to common shareholders	$(1.7)	$(55.2)	$(33.4)	$(71.2)

Weighted average number of common shares outstanding during the period	113,847,268	113,792,829	127,831,211	113,109,751

Loss per common share – basic and diluted	$(0.02)	$(0.49)	$(0.26)	$(0.63)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

	Transition
(number of shares)	Period	2005	2004	2003

Stock options	—	—	19,888	—
Warrants	28,686,974	28,475,127	11,278,329	5,254,920
Convertible debentures	—	—	2,029,111	4,885,389
Convertible, redeemable preferred shares	87,789,300	87,789,300	477,047	—

	116,476,274	116,264,427	13,804,375	10,140,309

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For the Transition Period and Fiscal 2005, 18,456,249 and 18,480,002 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2004 – 4,277,764; 2003 – 15,538,533).

Stock-based compensation

During the Transition Period and Fiscal 2005, the Company granted Nil and 145,604 (2004 – Nil; 2003 – 30,000) stock options at an exercise price of CAD $1.00 (2003 - CDN$2.75) per share to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of the disposal of the manufacturing operations and other outsourcing actions. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2005 and April 24, 2005. The following assumptions were used: five-year life, interest rate of 3.55 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $0.1 was recorded and is being amortized over the vesting period of four years from the date of grant, with $Nil and $insignificant (2004 - $0.2; 2003 - $0.1) amortized into selling, general and administrative expense for the Transition Period and Fiscal 2005, respectively. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

In addition, during the Transition period and Fiscal 2005, there were no (2004 – 88,000; 2003 – 20,000) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $Nil (2004 - $0.1; 2003 - insignificant) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder.

24.	OTHER INCOME (EXPENSE), NET

	Transition
	Period	2005	2004	2003

Foreign exchange gains (losses), net	$0.2	$(0.1)	$(1.0)	$2.9
Interest income	—	0.5	0.4	0.4

	$0.2	$0.4	$(0.6)	$3.3

25.	INCOME TAXES

Details of income taxes are as follows:

	Transition
	Period	2005	2004	2003

Loss before income taxes:
Canadian	$(0.2)	$(24.8)	$(10.0)	$(8.7)
Foreign	(1.4)	(24.0)	(20.3)	(64.3)

	$(1.6)	$(48.8)	$(30.3)	$(73.0)

Income tax (expense) recovery:
Current:
Canadian	$—	$0.8	$—	$—
Foreign	—	(1.6)	(2.0)	2.9

	—	(0.8)	(2.0)	2.9

Deferred:
Canadian	$—	$—	$—	$—
Foreign	—	—	1.7	—

	$—	$(0.8)	$(0.3)	$2.9

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

	Transition
	Period	2005	2004	2003

Expected tax rate	36.0%	36.0%	36.3%	38.0%

Expected tax benefit	$0.6	$17.5	$12.8	$29.1
Foreign tax rate differences	(0.5)	(7.9)	(9.1)	(17.9)
Tax effect of losses and temporary differences not recognized	(0.1)	(2.9)	(5.9)	(14.9)
Tax effect from the recognition of previously unrecognized losses	—	—	—	—
Permanent differences	—	(7.0)	0.1	3.7
Tax refunds and other adjustments related to prior years	—	(0.5)	1.8	2.9

Income tax (expense) recovery	$—	$(0.8)	$(0.3)	$2.9

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 24,	April 25,
	2005	2005	2004

Assets:
Net operating loss carryforwards	$74.3	$75.1	$59.5
Allowance for doubtful accounts	2.3	2.3	2.7
Inventory	0.9	0.9	1.2
Restructuring and other accrued liabilities	3.3	3.3	8.1
Pension	7.8	7.9	7.6
Lease obligations and long-term debt	1.1	1.1	0.4
Property and equipment	3.6	3.8	2.9
Intangible and other assets	7.1	7.1	10.1

Total deferred tax assets	100.4	101.5	92.5

Deferred tax liabilities	—	—	—

Total gross deferred tax assets net of total deferred tax liabilities	100.4	101.5	92.5
Valuation allowance	(100.4)	(101.5)	(91.0)

Total deferred tax assets	$—	$—	$—

A valuation allowance has been established due to uncertainty regarding the realization of the future benefit relating to that amount.

The Company and its subsidiaries had the following tax loss carry forwards and tax credits which are scheduled to expire as follows:

	April 30, 2005		April 24, 2005		April 25, 2004
Year of	Tax	Tax	Tax	Tax	Tax	Tax
Expiry	Losses	Credits	Losses	Credits	Losses	Credits

2005	—	—	—	—	8.3	—
2006	—	—	—	—	—	—
2007	—	—	—	—	—	—
2008	4.8	—	5.3	—	25.9	—
2009	3.0	—	3.8	—	5.0	—
2010	51.0	—	52.0	—	47.1	—
2011-2022	184.1	20.3	185.2	20.4	141.4	11.6
Indefinite	74.3	—	74.3	—	28.5	—

Total	317.2	20.3	320.6	20.4	256.2	11.6

These tax loss carry forwards relate to operations in Canada, the US, the UK, Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

The tax credits relate to the Canadian operations and may be used to offset future Canadian federal income taxes payable.

The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.

The Company is subject to ongoing examinations by certain taxation authorities of the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.

26.	PENSION PLANS

The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s UK subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as of March 31, 2005.

In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

In Fiscal 2004, the strengthening in global capital markets and better returns on plan assets had a positive impact on the Company’s defined benefit pension plan assets and obligations. As a result, the Company reduced its minimum pension liability, the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets, by £2.8. After the effects of foreign currency translation, the overall pension liability decreased by $6.2 to $24.8. The adjustment has been recorded as a reduction to pension liability and as a reduction to accumulated other comprehensive loss on the Consolidated Balance Sheet. In Fiscal 2005, the markets continued to strengthen resulting in a decrease in the minimum pension liability in British Pounds of £1.3. However, the effect of converting from British Pounds to US dollars has lead to an increase in minimum pension liability of $0.6 to $25.4.

The changes in the actuarial present value of the change in accrued pension benefits, the net assets available to provide for these benefits, at market value, and the pension expense were insignificant at April 30, 2005. The reduction in the minimum pension liability of $0.3 related to the foreign exchange impact of converting from British Pounds to US dollars.

United Kingdom Defined Benefit Pension Plan

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 24,	April 25,
	2005	2004

Change in accrued pension benefits:
Benefit obligation at beginning of period	$103.4	$86.6
Service cost	1.8	1.8
Interest cost	5.9	5.1
Plan participants’ contributions	1.5	1.6
Actuarial (gain) loss	1.3	(0.5)
Benefits paid	(0.9)	(0.8)
Foreign exchange	8.8	9.6

Benefit obligation at end of period	121.8	103.4

Change in plan assets:
Fair value of plan assets at beginning of period	66.1	46.8
Actual return on plan assets	7.8	11.0
Employer contributions	2.6	1.8
Employee contributions	1.5	1.6
Benefits paid	(0.9)	(0.8)
Foreign exchange	5.8	5.7

Fair value of plan assets at end of period	82.9	66.1

Funded status	(38.9)	(37.3)
Unrecognized net actuarial (gain)/loss	13.5	12.5

Net pension benefit liability	$(25.4)	$(24.8)

The company’s Benefit Obligation (“BO”) for its significant plans is disclosed above. SFAS No. 132 (R) requires that companies disclose the aggregate BO and plan assets of plans in which the BO exceeds the plan assets. Similar disclosure is required for all plans in which the accumulated benefit obligation (“ABO”) exceeds plan assets. The following table provides information with respect to our BO and ABO which are in excess of plan assets:

	April 24,	April 25,
	2005	2004

Projected benefit obligation	$121.8	$103.4
Accumulated benefit obligation	108.4	90.9
Fair value of plan assets	82.9	66.1

     The Company’s net periodic benefit cost was as follows:

	2005	2004	2003

Current service cost – defined contribution	$1.7	$1.5	$1.5
Current service cost – defined benefit	1.8	3.6	2.2
Interest cost	5.9	5.1	4.1
Expected return on plan assets	(5.5)	(3.9)	(4.1)
Recognized actuarial loss	1.3	1.3	0.1

Net periodic benefit cost	$5.2	$7.6	$3.8

The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

	April 24,	April 25,
	2005	2004

Discount rate	5.5%	5.5%
Compensation increase rate	2.5%	2.5%
Investment returns assumption	7.75%	7.75%
Average remaining service life of employees	20 years	20 years

Estimated Future Benefit Payments

The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments

2006	$1.1
2007	1.3
2008	1.4
2009	1.5
2010	1.7
2011-2015	9.6

Contributions

The Company expects contributions of $3.4 to its pension plan in 2006.

Plan Assets

The company’s pension plan weighted-average asset allocations at April 24, 2005 and April 25, 2004 and target allocations for 2006, by asset category are as follows:

			2006
	April 24,		Target
	2005	April 25, 2004	Allocation

Equities	79%	84%	80%
Bonds	20%	12%	20%
Cash	1%	4%	—

The investment objectives of the pension portfolio of assets (“the Fund”) are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.

27.	FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 and $0.3 at April 30, 2005, and $0.1 and $0.1 at April 24, 2005, classified as other current assets and accounts payable and accrued liabilities, respectively (April 25, 2004 — $0.3 and $0.1, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is $55.4. The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.

	April 30, 2005		April 24, 2005		April 25, 2004
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Long-term receivables	$0.4	$0.4	$0.4	$0.4	$0.3	$0.3
Long-term debt	$14.6	$14.6	$14.6	$14.6	$14.9	$15.9
Convertible notes	$46.6	$55.4	$—	$—	$—	$—

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable and other receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company’s orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

Interest rate risk

The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers’ Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

Foreign currency risk

The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in US dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

The Company’s foreign exchange contracts mature in May 2005. As of April 30, 2005 and April 24, 2005, other income (expense), net included a net unrealized gain of $0.2 and insignificant, respectively, (2004 – gain of $0.2; 2003 – gain of $0.3) for changes in the fair value of foreign exchange contracts. As at April 30, 2005 and April 24, 2005, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of CDN$nil (2004 – CDN$30.7), (ii) to exchange US dollars for Canadian dollars with a notional amount of CDN$17.2 (2004 - CDN$35.8), and (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of CDN$10.3 (2004 — $6.1).

Non-derivative and off-balance sheet instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2005, April 24, 2005 and April 25, 2004, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.6 as of April 30, 2005 and April 24, 2005 (April 25, 2004 — $3.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2005, April 24, 2005 and April 25, 2004.

28.	RECONCILIATION FROM US GAAP TO CANADIAN GAAP

New Canadian regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian disclosure obligations by using financial statements prepared in accordance with U.S. GAAP. Accordingly, effective Fiscal 2005, Mitel will include in the notes to its consolidated financial statements a reconciliation highlighting the material differences between its financial statements prepared in accordance with U.S. GAAP as compared to financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Prior to Fiscal 2005, Mitel prepared financial statements (with accompanying notes) in accordance with Canadian GAAP, which were presented as a separate report and provided to it’s Canadian shareholders.

The consolidated financial statements of Mitel have been prepared in accordance with U.S. GAAP and the accounting rules and regulations of the SEC which differ in certain material respects from those principles and practices that Mitel would have followed had its consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between U.S. GAAP and Canadian GAAP for the six day period ended April 30, 2005, and for the years ended April 24, 2005, April 25, 2004 and April 27, 2003:

	April 30,	April 24,	April 25,	April 27,
	2005	2005	2004	2003

Net loss
U. S. GAAP	$(1.6)	$(49.6)	$(30.6)	$(70.1)
Derivative accounting (a)	0.1	5.3	—	—
Interest accretion on preferred shares (a)	(0.3)	(11.3)	—	—
Employee stock based compensation (c)	—	(0.5)	—	—
Non-employee stock based compensation (c)	—	(0.2)	0.2	0.2
Foreign exchange loss on long term investment (g)	—	(8.7)	—	—
Beneficial conversion feature on convertible debentures (d)	—	—	3.1	—
Interest expense on convertible debentures (d)	—	—	0.3	0.3
Amortization of in process R&D (e)	—	—	—	(6.1)
R&D recovery (f)	—	—	—	4.4

Canadian GAAP	$(1.8)	$(65.0)	$(27.0)	$(71.3)

Loss per share
US GAAP	$(0.02)	$(0.49)	$(0.26)	$(0.63)
Canadian GAAP	$(0.02)	$(0.57)	$(0.21)	$(0.63)

The following details the material differences between U.S. GAAP and Canadian GAAP for balance sheet information as of April 30, 2005, April 24, 2005 and April 25, 2004:

	April 30, 2005			April 24, 2005			April 25, 2004
	U.S.		Canadian	U.S.		Canadian	U.S.		Canadian
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
ASSETS

Total assets	$195.3	$—	$195.3	$156.6	$—	$156.6	$169.4	$—	$169.4

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities	101.9	—	101.9	115.8	—	115.8	103.2	—	103.2
Convertible notes	46.6	—	46.6	—	—	—	—	—	—
Derivative instrument (a)	37.4	(37.4)	—	38.0	(38.0)	—	29.2	(29.2)	—
Convertible, redeemable preferred shares (a)	—	72.6	72.6	—	73.7	73.7	—	56.1	56.1
Redeemable common Shares (a)	—	22.1	22.1	—	22.5	22.5	—	—	—
Pension liability (b)	25.1	(14.0)	11.1	25.4	(14.3)	11.1	24.8	(15.2)	9.6
Other long term Liabilities	20.1	—	20.1	20.2	—	20.2	15.5	—	15.5

Total liabilities	231.1	43.3	274.4	199.4	43.9	243.3	172.7	11.7	184.4

Redeemable common Shares (a)	18.2	(18.2)	—	18.2	(18.2)	—	17.8	(17.8)	—
Convertible, redeemable Preferred shares (a)	39.1	(39.1)	—	39.0	(39.0)	—	33.5	(33.5)	—

Common shares	187.6	(18.8)	168.8	187.6	(18.8)	168.8	184.8	(2.7)	182.1
Warrants	47.9	—	47.9	40.2	—	40.2	29.8	—	29.8
Contributed surplus (a)	—	5.3	5.3	—	5.3	5.3	—	4.6	4.6
Deferred stock based Compensation	(0.4)	0.4	—	(0.4)	0.4	—	(0.2)	0.2	—
Retained earnings	(304.0)	4.9	(299.1)	(302.3)	6.0	(296.3)	(247.1)	17.2	(229.9)
Accumulated other Comprehensive loss (b)	(24.2)	22.2	(2.0)	(25.1)	20.4	(4.7)	(21.9)	20.3	(1.6)

Total shareholders’ deficiency	(93.1)	14.0	(79.1)	(100.0)	13.3	(86.7)	(54.6)	39.6	(15.0)

Total liabilities and shareholders’ deficiency	$195.3	$—	$195.3	$156.6	$—	$156.6	$169.4	$—	$169.4

The significant differences between U.S. GAAP and Canadian GAAP that impact the consolidated financial statements of Mitel include the following:

(a)	Accounting for redeemable shares

Under U.S. GAAP, as described further under Notes 19 and 20, redeemable shares are presented in the mezzanine section of the Consolidated Balance Sheets, and are accreted to their redemption values over the period to redemption. The accreted amounts are recorded as a deemed dividend in the Consolidated Statements of Shareholders’ Deficiency. Furthermore, as a portion of the redemption price of the redeemable preferred shares is indexed to the common share price of the Company, an embedded derivative exists which is accounted for at fair value separate from the host contract, as required under the provisions of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

Under current Canadian GAAP, embedded derivatives are not accounted for separately from the host contract. The carrying value of the redeemable shares is recorded as a liability, and accreted to redemption value over the period to redemption. The accreted amounts are recorded as non-cash interest expense in the Consolidated Statements of Operations. Furthermore, a conversion option exists under Canadian GAAP for the convertible, redeemable preferred shares, which was valued using the residual approach and is recorded as Contributed Surplus.

(b)	Pension and other post retirement benefits

Under U.S. GAAP, a minimum pension liability adjustment must be recognized in the amount of the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded in accumulated other comprehensive loss. No such adjustments are required under Canadian GAAP.

(c)	Stock based compensation

Under US GAAP, FASB Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) permits companies the choice between recording compensation expense for the fair value of stock based awards to employees, and disclosing such expense in the notes to the financial statements. Mitel has elected to adopt the disclosure provisions of SFAS 123, and only records employee stock based compensation expense when the exercise price is lower than the market price on the date of grant (see note 3(q)). Non-employee stock based compensation is recorded as an expense as required under SFAS 123.

Under Canadian GAAP, CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (“Section 3870”), establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002, and applied to awards granted on or after that date. Prior to Fiscal 2005, as permitted by Section 3870, Mitel did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions. Effective Fiscal 2005, Mitel adopted the full provisions of Section 3870, and recognizes an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted, modified, or settled on or after January 1, 2003, in accordance with the transitional provisions of Section 3870. Non employee stock based compensation is recorded as an expense under both Canadian and US GAAP, however the expense under Canadian GAAP is effective for non-employee options granted after the date on which the Canadian GAAP rules came into effect on January 1, 2002.

(d)	Convertible debentures

On August 16, 2002, Mitel closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company upon the occurrence of certain events. Under US GAAP, the debentures were recorded as a liability, and interest expense was recorded in the Consolidated Statements of Operations. Under Canadian GAAP the debentures were deemed to be equity instruments and classified in the Shareholders’ Deficiency section of the Consolidated Balance Sheets. Accordingly, interest expense was not recorded in the Consolidated Statements of Operations under Canadian GAAP, but was recorded as a deemed dividend.

The full amount of the debentures was converted into common shares of the Company during Fiscal 2004, and subsequently exchanged for convertible, redeemable preferred shares (see Note 20). This resulted in a beneficial conversion feature under US GAAP, however no such requirement existed under Canadian GAAP.

(e)	Amortization of in-process R&D costs

During Fiscal 2001 the Company incurred in-process R&D costs which under US GAAP were charged to income immediately at the time of the acquisition transaction in Fiscal 2001. Under Canadian GAAP these costs were capitalized and amortized over two years. Fiscal 2003 was the final year of amortization of the in-process R&D costs under Canadian GAAP.

(f)	R&D recovery

From February 16, 2001 to November 1, 2002, Mitel was party to a research and development agreement with a company controlled by the Principal Shareholder, under which Mitel received funding to perform research and development until November 1, 2002, the date on which the two parties mutually agreed to terminate the agreement. The funding received under the arrangement was recorded as a liability under US GAAP, which was settled on November 1, 2002 through the issuance of common shares. Under Canadian GAAP, the funding received under the agreement was recorded as an offset to research and development costs.

(g)	Foreign exchange loss on long term investment

During Fiscal 2005, Mitel Networks Inc. (“MNI”), a wholly owned subsidiary of Mitel Networks Limited (‘MNL”), agreed to redeem 82.6 common shares in exchange for a payment of $28.0 to Mitel Networks Limited (“MNL”), a wholly owned subsidiary of the Company. The 82.6 common shares were subsequently cancelled. The transaction did not involve any external third parties, and MNL continued to own 100% of MNI prior to and subsequent to the transaction. Under Canadian GAAP, a portion of the cumulative translation adjustments relating to MNL’s ownership interest in MNI was included in the determination of net loss, resulting in a foreign exchange loss of $8.7. No such requirement exists under US GAAP.

(h)	Other financial statement presentation differences

Under U.S. GAAP, translation adjustments for self-sustaining subsidiaries are reported as a component of other comprehensive income (loss), whereas, under Canadian GAAP, these translation adjustments are classified as foreign currency translation adjustment, also a component of shareholders’ deficiency.

There are no significant differences between U.S. and Canadian GAAP that impact the consolidated statement of cash flows.

29.	POTENTIAL SALE OF SUBSIDIARY

During Fiscal 2005 the Company implemented a plan to dispose of Edict Training Limited (“Edict”), an eighty percent owned subsidiary of the Company. Management has committed to the plan of disposal, which, has been approved by the Board of Directors of the Company. The current plan for disposal involves the sale of the Company’s eighty- percent ownership interest in Edict to its twenty- percent minority interest shareholder (“the potential buyer”). Preliminary negotiations have indicated a potential selling price of £0.3, or $0.5. The carrying value of the Company’s proportionate ownership in the net assets of Edict as at April 30, 2005 was $0.5, resulting in an insignificant gain or loss on disposal. Management believes the sale will likely be completed within one year. At the date of these financial statements management was still in negotiations with the potential buyer and certain actions were still required to complete the plan. It is possible that there could be significant changes to the plan, including the selling price, as the required actions become completed and the negotiations get finalized. As significant changes to the plan could occur, the assets do not qualify for classification as “assets held for sale” under SFAS 144 Accounting for the impairment or disposal of long lived assets.

The following details the Company’s proportionate interest in the carrying value of the net assets of Edict as at April 30, 2005, April 24, 2005 and April 25, 2004:

	April 30,	April 24,	April 25,
	2005	2005	2004

Assets:
Cash	$0.6	$0.4	$1.6
Accounts receivable	0.5	0.7	1.2
Fixed assets	—	—	—
Due to affiliates (net)	0.6	0.6	—

Liabilities:
Accounts payable and accrued liabilities	0.6	0.6	0.6
Deferred revenue	0.5	0.5	1.2
Taxes payable	0.1	0.1	0.2

Net Assets	$0.5	$0.5	$0.8

The revenues of Edict for the Transition Period, Fiscal 2005, Fiscal 2004 and Fiscal 2003 were insignificant, $3.4, $3.1 and $1.5 respectively. Net loss was insignificant, $1.6, $1.1 and $1.1 respectively for the Transition Period, Fiscal 2005, Fiscal 2004 and Fiscal 2003.

30. SUPPLEMENTARY CASH FLOW INFORMATION

	Transition
	Period	2005	2004	2003

Change in non-cash operating assets and liabilities:
Accounts receivable	$4.0	$7.5	$(5.2)	$5.0
Other receivables	(0.1)	(5.9)	5.4	(1.3)
Inventories	(0.6)	(4.2)	8.4	(1.1)
Prepaid expenses	(0.8)	(1.4)	1.9	2.2
Long-term receivables	—	—	0.4	1.1
Accounts payable and accrued liabilities	(0.6)	6.6	0.9	(2.5)
Long term portion of lease termination obligations	—	(1.2)	2.6	2.0
Deferred revenue	0.5	(2.8)	0.7	(6.6)
Due from related parties	—	—	—	(0.3)
Due to related parties	(1.5)	0.5	5.1	5.3
Income and other taxes payable	0.1	(3.3)	2.8	1.2

	$1.0	$(4.2)	$23.0	$5.0

Interest payments	$—	$1.8	$3.8	$2.8

Income tax payments	$—	$3.5	$—	$—

Disclosure of non-cash activities during the period:
Convertible debentures converted to common shares	$—	$—	$8.3	$—
Related party loans converted to common shares	$—	$—	$31.0	$—
Exchange of common shares for convertible, redeemable preferred shares	$—	$—	$38.7	$—
Adjustment to minimum pension liability	$—	$2.4	$(3.5)	$16.5
Warrants issued in connection with financing	$7.7	$—	$1.0	$—
Warrants issued to placement agent	$—	$—	$0.1	$—
Issuance of shares in exchange for services	$—	$0.1	$0.1	$0.1
Stock-based dividends	$—	$—	$0.1	$—
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	$—	$—	$1.4	$—
Accretion of interest on redeemable common and preferred shares	$0.1	$5.6	$1.3	$—
Common shares issued in exchange for employee loans	$—	$1.3	$—	$—